

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2025

Brian C. Thomas
Chief Executive Officer
Metagenomi, Inc.
5959 Horton Street, 7th Floor
Emeryville, CA 94608

Re: Metagenomi, Inc.
Registration Statement on Form S-3
Filed March 17, 2025
File No. 333-285867

Dear Brian C. Thomas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Justin Platt